Callidus Corporation
9788 Cheewall Lane
Parker, Colorado 80134

February 10, 2012

VIA EDGAR TRANSMISSION
Charles Lee
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:         Request for Withdrawal of Registration Statement on Form S-1, File No.: 333-176333,
Filed August 16, 2011

Dear Mr. Lee:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Callidus Corporation, a Nevada corporation, (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-176333), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof.  The Registration Statement was initially filed with the Commission on August 16, 2011.

The Registrant is withdrawing the Registration Statement as it has decided to revise and clarify statements made therein.  The Registrant confirms that the Commission did not declare the Registration Statement effective, and no securities have been distributed, issued or sold pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (303) 346-8384.  Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address set forth in the letterhead above.

Very truly yours, Callidus Corporation

By:	/s/ Brian Morsch
Name: Brian Morsch
Title: President and CEO